Exhibit 21.1

Subsidiaries of EnerJex Resources, Inc.

As of June 30, 2014

Name of Subsidiary		State of Incorporation		Percentage Ownership
DD Energy, Inc.		Nevada		100%
EnerJex Kansas, Inc.		Nevada		100%
Black Raven Energy, Inc	-	Nevada	-	100%
Black Sable Energy, LLC		Texas		100%
Working Interest, LLC		Kansas		100%